Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, July 23, 2025

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces Acquisition of 1.0% NSR on AngloGold’s Arthur Gold Project in Nevada

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX & NYSE:FNV) is pleased to announce that its wholly-owned subsidiary has acquired an existing 1.0% net smelter return royalty (the “Royalty”) on AngloGold Ashanti plc’s (“AngloGold”) Arthur Gold Project (previously the Expanded Silicon Project) from Altius Minerals Corporation (“Altius”) for $250 million in cash, plus a contingent cash payment of $25 million payable subject to the achievement of certain conditions as described below. The Arthur Gold Project is one of the largest and fastest growing new gold discoveries in the United States. The ongoing drill program expanded the resource by 20% year over year, taking the most recently stated gold Mineral Resource base to 3.4 million ounces of Indicated Mineral Resources and 12.9 million ounces of Inferred Mineral Resources.

“We are pleased to acquire this existing Royalty on the Arthur Gold Project, which is one of the most exciting new gold discoveries in Nevada,” said Paul Brink, President & CEO of Franco-Nevada. “AngloGold, a tier-1 operator, has been rapidly growing the resource base at Arthur since its initial discovery in 2018. This acquisition will further add to our portfolio of Nevada royalties, and we look forward to the long-term growth potential of the asset and the overall district as AngloGold continues to advance the project.”

Transaction Highlights

●	Royalty on a Tier-1 gold asset in Nevada: The Royalty applies to a substantial land package in the Beatty District of Nevada covering the vast majority of the existing Mineral Resource of the Arthur Gold Project (including both Merlin and Silicon deposits) within a base area of interest with no step-downs or buydown provisions, providing the potential for decades of stable gold cash flow once in production. The ongoing arbitration will determine the extent of the expanded royalty footprint, which is expected to expand by several multiples upon the area encompassed by the base area of interest to include substantially all of the existing Mineral Resource of the Arthur Gold Project and providing further exposure to the large and highly prospective land package[1].
●	Extensive Mineral Endowment with Exploration Potential: The Arthur Gold Project has a large and rapidly growing Mineral Resource base across the Merlin and Silicon deposits for a total of 3.4 Moz of gold Indicated Mineral Resources (122 Mt at 0.87 g/t Au) and 12.9 Moz of gold Inferred Mineral Resources (391 Mt at 1.03 g/t Au). The project is one of Nevada’s most exciting new discoveries with Mineral Resources having grown rapidly since first discovery in 2018 and the maiden Resource estimate in 2021. AngloGold has completed 430 km of drilling as of year-end 2024, inclusive of 132 km of drilling completed in 2024 with two reverse circulation and seven diamond core rigs.
●	Project Advancing Under Strong Operator: AngloGold is currently focused on advancing a PFS for the project with expected completion by the end of 2025 or early 2026. The Arthur Gold Project is envisioned as a large oxide project with both heap leach and milling operations. The project is a Tier-1 opportunity for AngloGold. In addition to completing a PFS, key priorities for AngloGold in 2025 include advancing further infill drilling, a potential upgrade in resources to reserves, and executing strategic land and water rights acquisitions.

Key Transaction Terms

●	Franco-Nevada has acquired the 1.0% NSR royalty from Altius for $250 million, with a further $25 million in cash payable dependent upon the final award outcome of an ongoing arbitration process between Altius and AngloGold that confirms that the full extent of the royalty beyond the base area of interest is substantially consistent with that of Altius’ interpretation of a partial award of the arbitration tribunal that it reported on earlier this year.

1 Based on publicly available information and Altius’ interpretation of a partial award of the arbitration tribunal as disclosed per Altius’ press release dated January 10, 2025.

●	The transaction was structured as an asset sale and Franco-Nevada will deplete the full purchase price on a units of production basis for tax depletion purposes.
●	Funding of the transaction was completed with cash on hand, and a $175 million draw from the Company’s $1 billion corporate credit facility.
●	Altius holds the remaining 0.5% NSR royalty, with respect to which Franco-Nevada has been granted certain pre-emptive rights on a sale by Altius.

Advisors

BMO Capital Markets and TD Securities acted as financial advisors to Franco-Nevada.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Jason O’Connell	Matthew Begeman
President & CEO	SVP, Diversified	VP, Business Development
416-306-6305	416-306-6310	647-535-2642
info@franco-nevada.com

Additional Information

Scientific and technical information included in this news release has been reviewed by Darrol van Deventer, Vice President, Mining of Franco-Nevada, a non-independent qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, including the outcome of the ongoing arbitration relating to the Royalty coverage and the expected future performance of the Arthur Gold Project and the Royalty. In addition, statements relating to mineral resources and mineral reserves, gold equivalent ounces (“GEOs”) or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.